FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2002

GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)

Aerogolf Center
1 Hohenhof
L-2633 Senningerberg
Grand Duchy of Luxembourg

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F  X    Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes        No     X

Adjournment of Gemplus’ Extraordinary General Meeting of shareholders held on November 21st, 2002

Luxembourg – Thursday 21st November, 2002 – Gemplus International SA (Paris Euronext: Gemplus International (Paris Euronext: Euroclear 5768, Nasdaq: GEMP) announced the adjournment of its Extraordinary General Meeting of Shareholders held today and its rescheduling on December 19th, 2002.

Adjournment requested by a Group of Shareholders

Gemplus’ Extraordinary General Meeting of Shareholders (EGM) held today was adjourned at the request of a group of shareholders representing 24% of the share capital (1).

Rescheduling of a new EGM on December 19th, 2002 with the same agenda

The Extraordinary Shareholders Meeting will therefore be automatically rescheduled for four weeks with the same agenda. As a consequence, the Board of Directors held today has convened this EGM for December 19th, 2002 (2).

Dominique Vignon, Chairman of the Board of Directors:

“I acknowledge the request of a group of shareholders to adjourn the Extraordinary General Meeting held today, as authorized by Luxembourg law. It will therefore be on the next December 19th, that all shareholders shall decide on the same agenda.”

(1)     According to Luxembourg company law, a shareholder or a group of shareholders holding a minimum of 20% of the share capital can request an adjournment of a general meeting of shareholders, in which case the meeting is automatically rescheduled four weeks later with the same agenda. As a consequence a meeting of the Board of Directors must be held to set the date of the new General meeting.

(2)     For information, the EGM agenda will be the same as that of the EGM held today:

1.    Report on conflicts of interest.

2.     Definitive election after the co-optation to the board of directors of the Company of Mr Dominique Vignon, Chairman and Mr Alex Mandl, Chief Executive Officer.

3.     Approval of the compensation package for the new Chief Executive Officer.

4.     Confirmation of the approval by the shareholders to delegate day-to-day management to the new Chief Executive Officer.

5.     Revocation of Mr Marc Lassus from the board of directors of the Company.

6.     Revocation of Mr Ziad Takieddine from the board of directors of the Company.

7.     If items 5 and 6 are adopted, reduction of the number of members of the board of directors from 13 to 12 members.

8.     If item 7 is adopted, or if only item 5 or item 6 is adopted, election of one additional member to the board of directors (proposed candidate Dr Johannes Fritz).

9.     Share repurchase program: modification of the minimum purchase price to 1 (one) Euro cent (instead of the current minimum of 1 (one) Euro).

10.     Amendment of Article 9 of the Company’s Articles of Incorporation to eliminate cumulative voting for the election of directors by deleting paragraphs 3 to 7 thereof, thereby reverting to the simple majority rules for election of directors under applicable Luxembourg law.

Gemplus
Martin Crocker
Tel: 33 (0) 4 42 36 30 46
Mob: 33 (0) 6 85 07 66 41
Email: martin.crocker@gemplus.com

Euro Rscg Corporate:
Estelle Griffe Mob: 33 6 23 75 09 23
Carine Senft Mob: 33 6 20 98 34 09
e-mail :estelle.griffe@eurorscg.fr
carine.senft@eurorscg.fr

Investors
Gemplus:
Yves Guillaumot
Tel: 41 22 544 50 65
Email: yves.guillaumot@gemplus.com

Fineo:
Anne Guimard
Tel: 33 (0) 1 56 33 32 31
Email: guimard@fineo.com

©2002 Gemplus All rights reserved. Gemplus, the Gemplus logo and GemSense are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2002

GEMPLUS INTERNATIONAL S.A. By: /s/ Stephen Juge Name: Stephen Juge Title: Executive Vice President and General Counsel